                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*


                             LIQUI-BOX CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                        COMMON SHARES, without par value
                  --------------------------------------------
                         (Title of Class of Securities)

                                   536314107
                                 --------------
                                 (CUSIP Number)

                                Samuel B. Davis
                             Liqui-Box Corporation
                                  P.O. Box 494
                          Worthington, Ohio 43085-0494
                                 (614) 888-9280

   -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 5, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 536314107
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Samuel B. Davis

------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                     (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                        Not applicable
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                              [ ]
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           1,553,359 common shares
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         1,689 common shares
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           1,424,643 common shares
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           128,716 common shares
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,553,359 common shares
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [x]


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        32.4%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                        IN
------------------------------------------------------------------------------------------------------------------------------------

                                SAMUEL B. DAVIS
                                ---------------
                              AMENDMENT NO. 11 to
                              -------------------
                                  SCHEDULE 13D
                                  ------------


Item 1.  Security and Issuer.
-----------------------------

         This Amendment No. 11 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, P.O. Box 494, Worthington, Ohio 43085-0494.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

(a) and (b) The aggregate number and percentage of Common Shares of the Issuer beneficially owned by the reporting person as of February 24, 1998, and the nature of such ownership is as follows:



                                 NATURE OF                          PERCENT
   COMMON SHARES            BENEFICIAL OWNERSHIP                  OF CLASS (1)
   ---------------------------------------------------------------------------

         1,424,643 (2)     Sole Voting and Sole Dispositive             29.7%
           127,027 (3)     Sole Voting and Shared Dispositive            2.7%
             1,689 (4)     Shared Voting and Shared Dispositive          0.0%
         ------------                                                   ----
         1,553,359 (5)                                                  32.4%

-------------

(1) Based upon 4,725,773 Common Shares outstanding as of February 24, 1998 and the number of Common Shares as to which the reporting person had the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of February 24, 1998.

(2) Includes 72,777 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of February 24, 1998. Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termination for cause); however, the Supplemental Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the reporting person will not terminate his employment with the Issuer during the next 60 days.


         Also includes 61,376 Common Shares held for the reporting person's account in the Liqui-Box Corporation Employee Stock Ownership Plan.

         Also includes 490,113 Common Shares of the Issuer held by the reporting person as Successor Trustee under the S.S. Davis Residual Trust.

(3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee of a voting trust. The reporting person exercises sole voting power with respect to the Common Shares deposited in the voting trust; however, the person who deposited the Common Shares in the voting trust retained investment power, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The voting trust expires on September 29, 2003.

(4) Includes 1,689 Common Shares held by the Estate of Jeanette A. Davis, as to which the reporting person exercises shared voting and investment power as co-executor with one of his sisters.

(5) Does not include 2,428 Common Shares as to which the wife of the reporting person has sole voting and investment power.

         (c)   Transactions by reporting person:
               --------------------------------

               Other than the transactions reported in the following table, the reporting person has not effected any transactions in the Common Shares of the Company during the period from December 1, 1997 to February 24, 1998:

               Number of                                    Type of
               Common Shares       Date    Consideration    Transaction
               -------------       ----    -------------    -----------

                  1,000          12/10/97      N/A          Gift by Mr. Davis
                  1,848          12/18/97      N/A          Gift by Mr. Davis

         (d) See Footnotes (3) and (4) to table included under Items 5(a) and 5(b).

         (e)   Inapplicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 5 between the reporting person and any other person with respect to any securities of the Issuer, except that the trustee of the Liqui-Box Corporation Employee Stock Ownership Plan may vote the 61,376 Common Shares held in the account of the reporting person in its discretion if he does not exercise his power to direct the trustee how to vote and the trustees of the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the "Liqui-Box 401(k) Plan") exercise shared voting and investment power with respect to the Common Shares held in the reporting person's account in the Liqui-Box 401(k) Plan, as to which Common Shares the reporting person has no voting or investment power.


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


Date: April 14, 1998                /s/ Samuel B. Davis
                                 --------------------------------------------
                                 Samuel B. Davis